IMC Announces New Supplier Signed by Focus Medical, Now Five Suppliers Cultivating for Focus Medical under IMC Brand

  Focus Medical has entered into a supply agreement to purchase up to a total 8,060kg of medical cannabis between 2020 and 2023

  Focus Medical has now secured all the supply required under the six binding pharmacy sales agreements it has signed

  In 2020, Focus Medical signed binding sales agreements for pharmacies to purchase 33,075kg in medical cannabis under the IMC brand, revenue of CAD$193.5 million to IMC over the next three years, at an expected gross margin of 50%

Toronto and Glil Yam, Israel, April 27, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical") has signed a supply agreement to purchase up to a total of 8,060kg of medical cannabis between 2020 and 2023 (the "Supply Agreement").

"IMC's brand is known for consistency and quality, and we are very pleased Focus Medical has added another supplier to the team that helps make IMC a household name with physicians, pharmacists and patients across Israel," said Oren Shuster, Chief Executive Officer of IMC. "IMC's asset-light business model has recently been bolstered through the signing of six pharmacy sales agreements for the sale of over $190 million in medical cannabis under the IMC brand over the next three years. Now the supply side of the businesses is being strengthened with Focus Medical's fourth supply agreement announced in 2020. We are very confident our suppliers will deliver the quality medical products we require to maintain our position as a leading brand, and we look forward to working with them for years to come."

Details of the Supply Agreement

The Supply Agreement was signed on April 26, 2020. The supplier will supply Focus Medical approximately 280kg of medical cannabis over two harvests in 2020 for a total of approximately 560kg of medical cannabis this year. If the quality criteria set under the Supply Agreement are met, then the supplier will increase the supply to 2,500kg of medical cannabis a year between 2021 and 2023, for a total of 8,060kg.

The supplier currently operates with IMC-GAP certification. All strains cultivated under the Supply Agreement are proprietary to Focus Medical.

Supply Agreements and Pharmacy Sales Agreements Announced in 2020

Thus far in 2020, Focus Medical has signed and announced supply agreements with Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation. Including the current stated capacity from Focus Medical's facility in Sde Avraham and the supply from the Supply Agreement, Focus Medical has secured the medical cannabis required to meet its obligations under previously announced pharmacy sales agreements.

Focus Medical has signed six pharmacy sales agreements in 2020. These pharmacy sales agreements are binding agreements for the sale of 4,000kg of IMC-branded products in 2020, and a total of 33,075kg worth CAD$193.5 million in consolidated revenue over the next three-year period to IMC, with an expected gross margin of 50%.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced Focus Medical sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limitation, statements relating to: the timing and the amount of medical cannabis to be delivered by the supplier under the Supply Agreement; timing and the amount of medical cannabis to be delivered by other suppliers under previously announced supply agreements; that the supply from the announced supply agreements will be used by Focus Medical to sell IMC-branded products; statements relating to the Company's projected revenues and profitability due to the previously announced pharmacy sales agreements of Focus Medical over the next three years; and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca